# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PGIM Credit Income Fund, CIK 0001989582
CUSIP: 69434A108
Title of class of securities: Class Z common shares of beneficial interest, par value $0.001
Address of issuer's principal executive offices: 655 Broad Street, Newark, New Jersey (NJ), 07102
Date of event which requires filing of this statement: 12/23/2024
Amends the filing with accession number 0001104659-23-128249
Filed by CIK 0001972703
Persons authorized to receive notices and communications: Andrew French, c/o Prudential Insurance Co of America, 751 Broad Street, Newark, New Jersey (NJ), 07102, 973-367-2396

## Reporting persons
- PGIM Strategic Investments, Inc. (CIK 0001972703): type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Comment: This Schedule 13D relates to the following classes of securities: Class Z common shares of beneficial interest, par value $0.001 per share (the 'Class Z Common Shares') with CUSIP No. 69434A108, Class A common shares of beneficial interest, par value $0.001 per share (the 'Class A Common Shares') with CUSIP 69434A207 and the Class C common shares of beneficial interest, par value $0.001 per share (the 'Class C Common Shares') with CUSIP 69434A306 of PGIM Credit Income Fund, a Delaware statutory trust (the 'Issuer'). PGIM Strategic Investments, Inc. has shared voting power and dispositive power with respect to 0 Class Z Common Shares, 418.584 Class A Common Shares and 416.938 Class C Common Shares. The aggregate amount beneficially owned by PGIM Strategic Investments, Inc. is 0 Class Z Common Shares, 418.584 Class A Common Shares, and 416.938 Class C Common Shares representing 0 percent of Class Z Common Shares, 100 percent of Class A Common Shares and 100 percent of Class C Common Shares. Due to the new Edgar 24 filing requirements, cover pages are limited to one class of security. The cover pages of this Schedule 13D filing relate to the Class Z Common Shares, and this comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer.
- The Prudential Insurance Company of America (CIK 0000729057): type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 0; shared voting power 4,318,117.86; sole dispositive power 0; shared dispositive power 4,318,117.86; aggregate amount beneficially owned 4,318,117.86 (99.9% of the class)
  Comment: This Schedule 13D relates to the following classes of securities: Class Z common shares of beneficial interest, par value $0.001 per share (the 'Class Z Common Shares') with CUSIP No. 69434A108, Class A common shares of beneficial interest, par value $0.001 per share (the 'Class A Common Shares') with CUSIP 69434A207 and the Class C common shares of beneficial interest, par value $0.001 per share (the 'Class C Common Shares') with CUSIP 69434A306 of PGIM Credit Income Fund, a Delaware statutory trust (the 'Issuer'). The Prudential Insurance Company of America has shared voting power and dispositive power with respect to 4,318,117.863 Class Z Common Shares, 0 Class A Common Shares and 0 Class C Common Shares. The aggregate amount beneficially owned by The Prudential Insurance Company of America is 4,318,117.863 Class Z Common Shares, 0 Class A Common Shares, and 0 Class C Common Shares representing 99.9 percent of Class Z Common Shares, 0 percent of Class A Common Shares and 0 percent of Class C Common Shares. Due to the new Edgar 24 filing requirements, cover pages are limited to one class of security. The cover pages of this Schedule 13D filing relate to the Class Z Common Shares, and this comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer.
- Pruco Life Insurance Company (CIK 0000777917): type of reporting person: corporation (CO); citizenship or place of organization: Arizona (AZ); source of funds: other (OO); sole voting power 0; shared voting power 4,318,117.86; sole dispositive power 0; shared dispositive power 4,318,117.86; aggregate amount beneficially owned 4,318,117.86 (99.9% of the class)
  Comment: This Schedule 13D relates to the following classes of securities: Class Z common shares of beneficial interest, par value $0.001 per share (the 'Class Z Common Shares') with CUSIP No. 69434A108, Class A common shares of beneficial interest, par value $0.001 per share (the 'Class A Common Shares') with CUSIP 69434A207 and the Class C common shares of beneficial interest, par value $0.001 per share (the 'Class C Common Shares') with CUSIP 69434A306 of PGIM Credit Income Fund, a Delaware statutory trust (the 'Issuer'). Pruco Life Insurance Company has shared voting power and dispositive power with respect to 4,318,117.863 Class Z Common Shares, 0 Class A Common Shares and 0 Class C Common Shares. The aggregate amount beneficially owned by Pruco Life Insurance Company is 4,318,117.863 Class Z Common Shares, 0 Class A Common Shares, and 0 Class C Common Shares representing 99.9 percent of Class Z Common Shares, 0 percent of Class A Common Shares and 0 percent of Class C Common Shares. Due to the new Edgar 24 filing requirements, cover pages are limited to one class of security. The cover pages of this Schedule 13D filing relate to the Class Z Common Shares, and this comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer.
- Prudential Financial, Inc. (CIK 0001137774): type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 0; shared voting power 4,318,117.86; sole dispositive power 0; shared dispositive power 4,318,117.86; aggregate amount beneficially owned 4,318,117.86 (99.9% of the class)
  Comment: This Schedule 13D relates to the following classes of securities: Class Z common shares of beneficial interest, par value $0.001 per share (the 'Class Z Common Shares') with CUSIP No. 69434A108, Class A common shares of beneficial interest, par value $0.001 per share (the 'Class A Common Shares') with CUSIP 69434A207 and the Class C common shares of beneficial interest, par value $0.001 per share (the 'Class C Common Shares') with CUSIP 69434A306 of PGIM Credit Income Fund, a Delaware statutory trust (the 'Issuer'). Prudential Financial, Inc. has shared voting power and dispositive power with respect to 4,318,117.863 Class Z Common Shares, 418.584 Class A Common Shares and 416.938 Class C Common Shares. The aggregate amount beneficially owned by Prudential Financial, Inc. is 4,318,117.863 Class Z Common Shares, 418.584 Class A Common Shares, and 416.938 Class C Common Shares representing 99.9 percent of Class Z Common Shares, 100 percent of Class A Common Shares and 100 percent of Class C Common Shares. Due to the new Edgar 24 filing requirements, cover pages are limited to one class of security. The cover pages of this Schedule 13D filing relate to the Class Z Common Shares, and this comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class Z common shares of beneficial interest, par value $0.001
Name of issuer: PGIM Credit Income Fund
Address of issuer's principal executive offices: 655 Broad Street, Newark, New Jersey (NJ), 07102
Comment:
Item 1 Comment: This amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 21, 2023, as amended by amendment No. 1 thereto filed with the Securities and Exchange Commission (the "Commission") on March 18, 2024 and Amendment No. 2 thereto filed with the Commission on August 5, 2024 (as amended, the "Schedule 13D") related to the Class Z common shares of beneficial interest, par value $0.001 per share (the "Class Z Shares"), Class A common shares of beneficial interest, par value $0.001 per share (the "Class A Shares") and Class C common shares of beneficial interest, par value $0.001 per share (the "Class C Shares" and collectively, the "Common Shares") of PGIM Credit Income Fund, a Delaware statutory trust (the "Issuer").

The Items herein amend the information disclosed under the corresponding Items of the Schedule 13D as described herein. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed jointly on behalf of The Prudential Insurance Company of America, PGIM Strategic Investments, Inc., Pruco Life Insurance Company and Prudential Financial, Inc. (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 5.
Residence or business address: The address of the principal business office of PGIM Strategic Investments, Inc. is 655 Broad Street, Newark, New Jersey 07102. The address of the principal business office of Pruco Life Insurance Company is 213 Washington Street, Newark, NJ 07102. The address of the principal business of each of The Prudential Insurance Company of America and Prudential Financial, Inc. is 751 Broad Street, Newark, New Jersey 07102.
Present principal occupation or employment: Each of PGIM Strategic Investments, Inc., The Prudential Insurance Company of America and Prudential Financial, Inc. is organized under the laws of the State of New Jersey. Pruco Life Insurance Company is organized under the laws of the State of Arizona. PGIM Strategic Investments, Inc. is an indirect wholly owned subsidiary of Prudential Financial, Inc. Pruco Life Insurance Company is a wholly owned subsidiary of The Prudential Insurance Company of America, which in turn is a direct wholly owned subsidiary of Prudential Financial, Inc. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is set forth on Annex A attached hereto as Exhibit 8 and incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person identified in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person identified in Annex A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item (c) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, PGIM Strategic Investments, Inc. directly holds (a) 0 Class Z Shares, 418.584 Class A Shares and 416.938 Class C Shares, (b) Pruco Life Insurance Company directly holds 4,318,117.863 Class Z Shares, and (c) The Prudential Insurance Company of America may be deemed the beneficial owner of the Common Shares beneficially owned by Pruco Life Insurance Company. Prudential Financial Inc. may be deemed the beneficial owner of the Common Shares beneficially owned by PGIM Strategic Investments, Inc., The Prudential Insurance Company of America and Pruco Life Insurance Company.

On December 23, 2024, in connection with an internal restructuring of its investment, The Prudential Insurance Company of America transferred 4,318,117.863 Class Z Shares to its wholly owned subsidiary, Pruco Life Insurance Company for no consideration.

PGIM Strategic Investments, Inc. participates and The Prudential Insurance Company of America participated in the dividend reinvestment plan (the "DRIP") of the Issuer, through which holders of Common Shares may choose to have cash dividends or cash distributions automatically reinvested in Common Shares and, consequently, was issued additional Common Shares in lieu of receiving cash payments as set forth on Exhibit 7 hereto and incorporated herein by reference. Pruco Life Insurance Company will participate in the DRIP going forward.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The Reporting Persons hold the Common Shares for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

This Schedule 13D filing is occasioned by Pruco Life Insurance Company's beneficial ownership of more than 5% of the presently outstanding Class Z Shares of the Issuer as a result of the transaction described herein. Pruco Life Insurance Company's ownership as a percentage of the outstanding Class Z Shares may be deemed to have the resulting effect of changing or influencing the control of the Issuer, notwithstanding that the Class Z Shares of the Issuer reported herein were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer.

When permitted by applicable law, the Reporting Persons may dispose of some or all of their Common Shares, from time to time, by tendering such Common Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant.

PGIM Investments LLC (the "Manager") serves as investment manager to the Issuer and is responsible for, among other things, overseeing the management of the Issuer's operations, subject to oversight by the Issuer's Board of Trustees. The Manager has engaged PGIM, Inc. (the "Subadviser") as subadvisor to provide day-to-day management of the Issuer's portfolio. The Manager and the Subadviser are affiliates of the Reporting Persons. All of the Issuer's officers and trustees, other than the Issuer's independent trustees, are employees of Prudential Financial, Inc. or one of its affiliates. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

As of the date hereof, PGIM Strategic Investments, Inc. directly holds 0 Class Z Shares; an aggregate of 418.584 Class A Shares, representing 100% of the outstanding Class A Shares; and an aggregate of 416.938 Class C Shares, representing 100% of the outstanding Class C Shares. PGIM Strategic Investments, Inc. is an indirect wholly owned subsidiary of Prudential Financial, Inc. and as such, Prudential Financial, Inc. may be deemed the beneficial owner of the securities reported herein directly held by PGIM Strategic Investments, Inc.

As of the date hereof, Pruco Life Insurance Company directly holds 4,318,117.863 Class Z Shares representing 99.9% of the outstanding Class Z Shares. Pruco Life Insurance Company is a wholly owned subsidiary of The Prudential Insurance Company of America, which in turn is a wholly owned subsidiary of Prudential Financial, Inc. and as such, Prudential Financial, Inc. and The Prudential Insurance Company of America may be deemed the beneficial owner of the securities reported herein directly held by Pruco Life Insurance Company. The filing of this Schedule 13D shall not be construed as an admission that Prudential Financial, Inc. is the beneficial owner of any securities covered by this Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that Prudential Financial, Inc. is the beneficial owner of any securities covered by this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item (a) above.
Transactions in the class effected during the past sixty days: Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Annex A, has effected any transactions in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit 5 Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.
Exhibit 6 Power of Attorney
Exhibit 7 Item 3 disclosure: DRIP Issuances
Exhibit 8 Item 2 disclosure: Annex A Director and Officer List

## Signatures
- PGIM Strategic Investments, Inc.: /s/ Andrew French, Andrew French/Attorney-in-Fact (12/27/2024)
- The Prudential Insurance Company of America: /s/ Andrew French, Andrew French/Attorney-in-Fact (12/27/2024)
- Pruco Life Insurance Company: /s/ Andrew French, Andrew French/Attorney-in-Fact (12/27/2024)
- Prudential Financial, Inc.: /s/ Andrew French, Andrew French/Second Vice President (12/27/2024)